NO ACT

15
12-24-08



**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549-3010**

DIVISION OF
CORPORATION FINANCE





09035322

Received SEC

FEB 2 3 2009

Washington, DC 20549

February 23, 2009

Linda M. Cuny-Smith
Senior Counsel, Corporate Law
Sempra Energy
101 Ash Street, HQ13D
San Diego, CA 92101-3017

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-23-09

Re: Sempra Energy
Incoming letter dated December 24, 2008

Dear Ms. Cuny-Smith:

This is in response to your letter dated December 24, 2008 concerning the shareholder proposals submitted to Sempra by Chris Rossi and Ray T. Chevedden. We also have received a letter from Ray T. Chevedden dated January 25, 2009 and letters on the proponents' behalf dated January 3, 2009, January 19, 2009, January 26, 2009, January 27, 2009, and February 17, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Sempra Energy
Incoming letter dated December 24, 2008

The first proposal relates to compensation. The second proposal relates to reincorporation.

We are unable to concur in your view that Sempra may exclude the first proposal under rule 14a-8(b). Accordingly, we do not believe that Sempra may omit the first proposal from its proxy materials in reliance on rule 14a-8(b).

We are unable to concur in your view that Sempra may exclude the first proposal under rule 14a-8(c). Accordingly, we do not believe that Sempra may omit the first proposal from its proxy materials in reliance on rule 14a-8(c).

We are unable to concur in your view that Sempra may exclude the second proposal under rule 14a-8(b). Accordingly, we do not believe that Sempra may omit the second proposal from its proxy materials in reliance on rule 14a-8(b).

We are unable to concur in your view that Sempra may exclude the second proposal under rule 14a-8(c). Accordingly, we do not believe that Sempra may omit the second proposal from its proxy materials in reliance on rule 14a-8(c).

Sincerely,

Carmen Moncada-Terry
Attorney-Adviser

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

**JOHN CHEVEDDEN**

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

February 17, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**# 5 Sempra Energy (SRE) – Gibson, Dunn & Crutcher No Action Request**
**Rule 14a-8 Proposals by Ray T. Chevedden and Chris Rossi**

Ladies and Gentlemen:

This responds further to the December 24, 2008 no action request received from Gibson, Dunn & Crutcher (according to the envelop addressed to the undersigned) regarding the proposals by Ray T. Chevedden and Chris Rossi.

Gibson, Dunn & Crutcher sent a February 4, 2009 letter to the Staff on behalf of General Electric Company (GE), recounting direct General Electric negotiations with so-called straw-person proponents (according to Gibson, Dunn & Crutcher), which establishes the Gibson, Dunn & Crutcher straw-person argument used here and elsewhere as corrupt.

General Electric undercut the straw-person argument submitted by Gibson, Dunn & Crutcher on GE's behalf by negotiating directly with the so-called straw-persons as qualified proponents for an agreement involving their respective rule 14a-8 proposals. At the same time Gibson, Dunn & Crutcher asked the Staff to determine that the proponents were allegedly unqualified straw-persons and unable to negotiate on their own behalf.

Gibson, Dunn & Crutcher was thus in the potential position of obtaining Staff concurrence that the proponents were unqualified straw-people while at the same time their client was actively recognizing the proponents as qualified to negotiate directly regarding their respective rule 14a-8 proposals.

This duplicity is important because Gibson, Dunn & Crutcher is the mastermind of a number of additional no action requests claiming straw-persons including the Sempra Energy no action request.

This is to request that the Staff consider the Gibson, Dunn & Crutcher straw person argument corrupt at Sempra Energy.

Additionally the following precedents appear relevant to this no action request:
Wyeth (January 30, 2009)
Citigroup Inc. (February 5, 2009)

Sincerely,



John Chevedden

cc:
Ray T. Chevedden
Chris Rossi

Linda M. Cuny-Smith <LCunySmith@Sempra.com>

**JOHN CHEVEDDEN**

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

January 27, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**# 4 Sempra Energy (SRE) – Gibson, Dunn & Crutcher No Action Request**
**Rule 14a-8 Proposals by Ray T. Chevedden and Chris Rossi**

Ladies and Gentlemen:

This responds further to the December 29, 2008 no action request received from Gibson, Dunn & Crutcher (according to the envelop addressed to the undersigned) regarding the proposals by Ray T. Chevedden and Chris Rossi.

In *Sempra Energy* (February 29, 2000) Sempra failed to obtain concurrence under similar circumstances:
The revised Ray and Veronica Chevedden proposal relates to reinstating simple majority vote on all matters that are submitted to shareholder vote. The Rossi proposal relates to electing the entire board of directors each year.

We are unable to concur in your view that Sempra may exclude the proposals under rule 14a-8(b). Accordingly, we do not believe that Sempra may omit the proposals from its proxy materials in reliance on rule 14a-8(b).

We are unable to concur in your view that Sempra may exclude the proposals under rule 14a-8(c). Accordingly, we do not believe that Sempra may omit the proposals from its proxy materials in reliance on rule 14a-8(c).

In the following 1995 Staff Reply Letter, RJR Nabisco Holdings did not meet its burden to establish that proponents of separate proposals to the same company, were under the control of a third party or of each other (emphasis added):

STAFF REPLY LETTER

December 29, 1995

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: RJR Nabisco Holdings Corp. (the "Company")
Incoming letters dated December 1 and 6, 1995

The first proposal recommends that the board of directors adopt a policy against entering into future agreements with officers and directors of this corporation which provide compensation contingent on a change of control without shareholder approval. The second proposal recommends (i) that all future non-employee directors not be granted pension benefits and (ii) current non-employee directors voluntarily relinquish their pension benefits. The third proposal recommends that the board of directors take the necessary steps to ensure that from here forward all non-employee directors should receive a minimum of fifty percent of their total compensation in the form of company stock which cannot be sold for three years.

The Division is unable to concur with your position that the proponents have failed to present evidence of their eligibility to make a proposal to the Company pursuant to Rule 14a-8. In this regard, the staff notes that each of the proponents has presented the Company with such evidence. Accordingly, we do not believe that the Company may rely on rule 14a-8(a)(1) as a basis for omitting the proposals.

***The Division is unable to concur in your view that the proposals may be omitted in reliance on Rule 14a-8(a)(4). In the staff's view the Company has not met its burden of establishing that the proponents are acting on behalf of, under the control of, or alter ego of the Investors Rights Association of America. Accordingly, we do not believe that Rule 14a-8(a)(4) may be relied on as a basis for omitting the proposals from the Company's proxy materials.***

The Division is unable to concur in your view that the second proposal or supporting statement may be omitted under Rule 14a-8(c)(3) as false and misleading or vague and indefinite. Accordingly, the Company may not rely on Rule 14a-8(c)(3) as a basis for omitting the second proposal from its proxy material.

Sincerely,

Andrew A. Gerber
Attorney-Advisor

It is interesting to note that some of the words and phrases in this failed RJR Nabisco no action request show up in 2009 no action requests, but of course this precedent is never cited.

This is an additional precedent in favor of the proponents:

*Avondale Industries, Inc.* (February 28, 1995) company allegation:
"On December 6, 1994, Mr. Thomas Kitchen, Secretary of the Company received by hand delivery five identical cover letters, each dated December 5, 1994, from Messrs. Preston Jack, Steve Rodriguez, Donald Mounsey, Roger McGee, Sr. and Angus Fountain, in which each announced his intent to present a shareholder proposal (for a total of five proposals), accompanied by a supporting statement, to a vote of the Company's shareholders at the Company's 1995 Annual Meeting. All five letters were enclosed in a single envelope bearing the return address of Robein, Urann & Lurye, legal counsel for the Union. It is the Company's contention that the five proposals are being submitted by the Union through these five nominal proponents and therefore exceed the one proposal limit of Rule 14a-8."

*Avondale Industries, Inc.* (February 28, 1995) Staff Response Letter:
"The Division is unable to concur in your view that the proposals may be omitted in reliance on Rule 14a-8(a) (4). In the staff's view, taking into account Mr. Edward Durkin's letter of February 6, 1995, the Company has not met its burden of establishing that the proponents are the alter ego of the union. Accordingly, we do not believe that Rule 14a-8(a) (4) may be relied on as a basis for omitting the proposal from the Company's proxy materials."

Additional responses to this no action request will be forwarded.

Sincerely,



John Chevedden

cc:
Ray T. Chevedden
Chris Rossi

Linda M. Cuny-Smith <LCunySmith@Sempra.com>

**JOHN CHEVEDDEN**

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

January 26, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**# 3 Sempra Energy (SRE) – Gibson, Dunn & Crutcher No Action Request**
**Rule 14a-8 Proposals by Ray T. Chevedden and Chris Rossi**

Ladies and Gentlemen:

This responds further to the December 29, 2008 no action request received from Gibson, Dunn & Crutcher (according to the envelop addressed to the undersigned) regarding the proposals by Ray T. Chevedden and Chris Rossi.

Attached is the letter to the Staff by proponent Ray T. Chevedden relevant to the company opposition to established rule 14a-8 proponents delegating work to submit rule 14a-8 proposals.

It is well established under rule 14a-8 that shareholders can delegate work such as the presentation of their proposals at annual meetings.

Additional responses to this no action request will be forwarded.

Sincerely,



John Chevedden

cc:
Ray T. Chevedden
Chris Rossi

Linda M. Cuny-Smith <LCunySmith@Sempra.com>

Ray T. Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

January 25, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
"shareholderproposals@sec.gov" <shareholderproposals@sec.gov>

Sempra December 24, 2008 No Action Request

Dear Ladies and Gentleman:

My rule 14a-8 proposals to Sempra received the following votes since 2001: 73%, 71%, 66%, 59% and 54%. I believe this is the real reason Sempra wants my proposal excluded. It its not fair that Sempra can delegate the details to attempt to exclude my 2009 proposal because I delegated the details as I did in previous years. I have invested in the stock market for decades and was quoted in an August 15, 2005 *Des Moines Register* article on the then potential Whirlpool purchase of Maytag. Meanwhile the company has hired an outside firm to attempt to eliminate shareholder proposals.

I continue to support my 2009 shareholder proposal.

Sincerely,



Ray T. Chevedden

**JOHN CHEVEDDEN**

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

January 19, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**# 2 Sempra Energy (SRE) – Gibson, Dunn & Crutcher Rule 14a-8 No Action Request**
**Rule 14a-8 Proposals by Ray T. Chevedden and Chris Rossi**

Ladies and Gentlemen:

This is in response to the December 29, 2008 no action request received from Gibson, Dunn & Crutcher (according to the attached envelop addressed to the undersigned) regarding the proposals by Ray T. Chevedden and Chris Rossi.

The company appears to have implicitly acknowledged that Ray T. Chevedden and Chris Rossi are the proponents of their respective proposals in the company December 24, 2008 no action request regarding the Reincorporation proposal by Ray T. Chevedden. In the context of these two separate proposals the company claimed on December 24, 2008 that Ray T. Chevedden's proposal should be excluded because the proposal of "another proponent" [Chris Rossi] was received first with the following words (emphasis added):
"Rule 14a-8(i)(11) provides that a shareholder proposal may be excluded if it 'substantially ***duplicates another proposal previously submitted to the company by another proponent*** that will be included in the company's proxy materials for the same meeting.' "

For these reasons, and the many other reasons systemic to this type of no action request, it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,



John Chevedden

cc:
Ray T. Chevedden
Chris Rossi

Linda M. Cuny-Smith <LCunySmith@Sempra.com>

the Compensation Discussion and Analysis). The proposal submitted to shareholders should make clear that the vote is non-binding and would not affect any compensation paid or awarded to any named executive officers.

The Original Proposal and the Revised Proposal both request, among other things, that the Company elect to be governed by the North Dakota Act. One section of the North Dakota Act provides:

**Section 1, 10-35-12. Regular meeting of shareholders.**
5. The committee of the board of a publicly traded corporation that has authority to set the compensation of executive officers must report to the shareholders at each regular meeting of shareholders on the compensation of the corporation's executive officers. The shareholders that are entitled to vote for the election of directors shall also be entitled to vote on an advisory basis on whether they accept the report of the committee.

Thus, implementation of either the Revised Proposal or the Say on Pay Proposal would result in shareholders having the ability to cast advisory votes on the Company's executive compensation disclosures.

Rule 14a-8(i)(11) provides that a shareholder proposal may be excluded if it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The Commission has stated that "the purpose of [Rule 14a-8(i)(11)] is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (Nov. 22, 1976).

When two substantially duplicative proposals are received by a company, the Staff has indicated that the company must include the first of the proposals in its proxy materials, unless that proposal may otherwise be excluded. *See, e.g., Great Lakes Chemical Corp.* (avail. Mar. 2, 1998); *Pacific Gas and Electric Co.* (avail. Jan. 6, 1994); *Atlantic Richfield Co.* (avail. Jan. 11, 1982). The Company received both the Say on Pay Proposal and the Original Proposal after the close of business on the same day. If the Staff does not concur that both proposals are excludable pursuant to Rule 14a-8(b) and Rule 14a-8(c)[1] and does not concur that the Company can exclude the Original Proposal/Revised Proposal pursuant to Rule 14a-8(c) because it of itself constitutes multiple proposals (as discussed in Section I of this letter, above), then the Company would expect to include the Say on Pay Proposal in its

[1] The Company believes that separate and distinct bases exist for exclusion of the Revised Proposal and the Say on Pay Proposal, in that they were both submitted to the Company by the Proponent, who is not a shareholder of the Company and who did not limit his submissions to a single proposal after being informed of the requirements of Rule 14a-8, and therefore are excludable pursuant to Rule 14a-8(b) and Rule 14a-8(c). Accordingly, we have submitted concurrently herewith a separate no-action request setting forth the additional bases upon which the Revised Proposal and the Say on Pay Proposal are excludable.

**JOHN CHEVEDDEN**

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

January 3, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**# 1 Sempra Energy (SRE) – Gibson, Dunn & Crutcher No Action Request**
**Rule 14a-8 Proposals by Ray T. Chevedden and Chris Rossi**

Ladies and Gentlemen:

This is in response to the December 29, 2008 no action request received from Gibson, Dunn & Crutcher according to the attached envelop addressed to Mr. Ray T. Chevedden.

The company no action request letter fails to acknowledge that the shareholder party questioned the waffling company letters of December 2, 2008 and December 9, 2008 on the company position regarding eligibility. The company does not address whether it had any obligation to respond to shareholder party questions on the waffling company letters during the 14-day period the company cites.

The company no action request does not include any response to these two messages on December 12, 2009 and on December 19, 2009 to clarify the waffling company position (emphasis added):

------ Forwarded Message
From: *** FISMA & OMB Memorandum M-07-16 ***
Date: ***Fri, 12 Dec 2008 18:12:26 -0800***
To: "Cuny-Smith, Linda" <LCunySmith@Sempra.com>
Subject: Rule 14a-8 Proposals (SRE) by the persons who signed submittal letters
n'

Dear Ms. Cuny-Smith,
The company December 12, 2008 and December 2, 2008 letters beg this question:

**Please advise in one business day the no action precedent that the company is relying upon that would overturn the 2008 no action precedents on this issue and which seem to be consistent with no action precedents for a number of years. In other words is there any no action precedent to support the December 2, 2008 company demand. Please advise in one business day.**
Sincerely,
John Chevedden

----- Forwarded Message
From: *** FISMA & OMB Memorandum M-07-16 ***
Date: Fri, 19 Dec 2008 21:48:53 -0800
To: "Linda M. Cuny-Smith" <LCunySmith@Sempra.com>
Subject: Rule 14a-8 Proposals (SRE) by the persons who signed submittal letters
n'

Dear Ms. Cuny-Smith,
In regard to the company December 9, 2008 letter, each company shareholder who signed a rule 14a-8 proposal submittal letter submitted one proposal each.

Please advise in one business day the no action precedent that the company is relying upon that would overturn the 2008 no action precedents on this issue. The 2008 no action precedents seem to be consistent with no action precedents for a number of years. In other words is there any new 2008 no action precedent support for the December 9, 2008 company demand. Or if the company bases its demand on a recent regulatory change, please provide the specifics. Please advise in one business day.
Sincerely,
John Chevedden

Five-days after the above December 19, 2008 message Gibson, Dunn & Crutcher filed its no action request.

For these reasons, and the many other reasons systemic to this type of no action request, it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,



John Chevedden

cc:
Ray T. Chevedden
Chris Rossi

Linda M. Cuny-Smith <LCunySmith@Sempra.com>



Linda M. Cuny-Smith
Senior Counsel

101 Ash Street, HQ13D
San Diego, CA 92101-3017

Tel: 619.696.4374
Fax: 619.696.4488
lcunysmith@sempra.com

December 24, 2008

Securities Exchange Act of 1934
Rule 14a-8

***VIA EMAIL***

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Shareholder Proposals of John Chevedden*
*(Say on Pay and North Dakota Proposals)*

Dear Ladies and Gentlemen:

Sempra Energy (the "Company") intends to omit from its proxy statement and form of proxy for its 2009 Annual Meeting of Shareholders (collectively, the "2009 Proxy Materials") two shareholder proposals (collectively, the "Proposals") and statements in support thereof submitted by John Chevedden (the "Proponent"). The Proposals described below were transmitted to the Company under the name of the following nominal proponents:

- a proposal titled "Shareholder Say on Executive Pay," purportedly submitted in the name of Chris Rossi (the "Say on Pay Proposal"); and
- a proposal titled "Reincorporate in a Shareowner-Friendly State," purportedly submitted in the name of Ray T. Chevedden on behalf of the Ray T. Chevedden and Veronica G. Chevedden Residual Trust 051401 (the "North Dakota Reincorporation Proposal").

Pursuant to Rule 14a-8(j), we have:

- filed this letter and its attachments with the Securities and Exchange Commission (the "Commission") via email no later than eighty (80) calendar days before the Company intends to file its definitive 2009 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

**BASES FOR EXCLUSION**

We hereby respectfully request that the Staff concur in our view that the Proposals may properly be excluded from the 2009 Proxy Materials pursuant to:

- Rule 14a-8(c) because the Proponent has submitted more than one shareholder proposal for consideration at the Company's 2009 Annual Meeting of Shareholders and, despite proper notice, has failed to correct this deficiency; and
- Rule 14a-8(b) because Chris Rossi and Ray T. Chevedden/the Ray T. Chevedden and Veronica G. Chevedden Residual Trust 051401 (together, the "Nominal Proponents") are nominal proponents for John Chevedden, whom the Company believes is not a shareholder of the Company.

Copies of the Proposals and the Proponent's cover letters submitting each Proposal are attached hereto as Exhibit A, and copies of other correspondence with the Proponent regarding the Proposals are attached hereto as Exhibit B. The Company has not received any correspondence relating to the Proposals directly from the Nominal Proponents.

In addition to the foregoing grounds for exclusion of the Proposal, we believe that separate and distinct bases exist for exclusion of the North Dakota Reincorporation Proposal and accordingly concurrently herewith we have submitted a separate no-action request setting forth the additional bases upon which the North Dakota Reincorporation Proposal is excludable.

**ANALYSIS**

**The Proposals May Be Excluded under Rule 14a-8(c) and Rule 14a-8(b) Because Mr. Chevedden, and not the Nominal Proponents, Submitted the Proposals**

The Proposals may be excluded from the 2009 Proxy Materials because the facts and circumstances demonstrate that Mr. Chevedden is and operates as the proponent of the Proposals and the Nominal Proponents serve as his alter egos. Thus, the Proposals are excludable pursuant to Rule 14a-8(c), which states that each shareholder may submit no more than one proposal for each shareholder meeting. In this regard, Mr. Chevedden has failed to select which of the two Proposals he wishes to sponsor for consideration at the Company's 2009 Annual Meeting of Shareholders despite receiving proper notice of the one proposal limit in Rule 14a-8(c) from the Company. The Proposals also may be excluded pursuant to Rule 14a-8(b), which states, "[i]n order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting."

The history of these rules indicates that the Commission was well aware of the potential for abuse of the shareholder proposal process, and the Commission has indicated on several occasions that it would not tolerate such conduct. Consistent with the history of Rule 14a-8(b) and Rule 14a-8(c), the Staff on many occasions has concurred that multiple proposals could be excluded when facts and circumstances indicate that a single proponent was acting through nominal proponents.

We have long been of the view that Mr. Chevedden's actions manifest precisely the type of abuse that the Commission stated it would not tolerate, and we are unaware of any other circumstance in which the Commission tolerates such chicanery. Mr. Chevedden and his tactics are well known in the shareholder proposal community. Although Mr. Chevedden apparently personally owns stock in a few corporations, through a group of nominal proponents he submitted more than 125 shareholder proposals to more than 85 corporations in 2008 alone.[1] No other proponent operates in such a manner, or on so widespread a basis, in disregarding the one proposal requirement of Rule 14a-8(c). In addition, Mr. Chevedden has never demonstrated to us that he personally owns any of the Company's shares and thus is seeking to interject his proposals into the Company's 2009 Proxy Materials without personally having any stake or investment in the Company, contrary to the objectives and intent of the ownership requirements of Rule 14a-8(b). Thus, as discussed below, in light of the facts and circumstances surrounding the Proposals and Mr. Chevedden's methods, to address Mr. Chevedden's abuse of Rule 14a-8, we request that the Staff concur in our view that the Company may exclude the Proposals submitted by Mr. Chevedden on behalf of the Nominal Proponents pursuant to Rule 14a-8(c) and Rule 14a-8(b).

*A. Abuse of the Commission's Shareholder Proposal Rules*

Rule 14a-8(c) provides that "each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." When the Commission first adopted a limit on the number of proposals that a shareholder would be permitted to submit under Rule 14a-8 more than 30 years ago, it stated that it was acting in response to the concern that some "proponents . . . [exceed] the bounds of reasonableness . . . by submitting excessive numbers of proposals." Exchange Act Release No. 12999 (November 22, 1976). It further stated that "[s]uch practices are inappropriate under Rule 14a-8 not only because they constitute an unreasonable exercise of the right to submit proposals at the expense of other shareholders but also because they tend to obscure other material matters in the proxy statements of issuers, thereby reducing the effectiveness of such documents . . . ." *Id.* Thus, the Commission adopted a two proposal limitation (subsequently amended to be a one proposal limitation) but warned of

---

[1] Based on data provided by RiskMetrics Group as of December 6, 2008. Moreover, Mr. Chevedden and certain shareholders under whose names he frequently submits proposals (the Nominal Proponents and other members of the Rossi Family, the Steiner family and the Gilbert family) accounted for at least 533 out of the 3,476 shareholder proposals submitted between 1997 and 2006. *See* Michael Viehs and Robin Braun, *Shareholder Activism in the United States—Developments over 1997-2006—What are the Determinants of Voting Outcomes*, August 15, 2008.

the "possibility that some proponents may attempt to evade the [rule's] limitations through various maneuvers . . . ." *Id.* The Commission went on to warn that "such tactics" could result in the granting of no-action requests permitting exclusion of the multiple proposals.

In 1982, when it proposed amendments to the Rule to reduce the proposal limit from two proposals to one proposal, the Commission stated:

> These changes, both in the rule and the interpretations thereunder, reflect in large part, criticisms of the current rule that have increased with the pressure placed upon the existing mechanism by the large number of proposals submitted each year and the increasing complexity of the issues involved in those proposals, as well as the susceptibility of certain provisions of the rule and the staff's interpretations thereunder to abuse by a few proponents.... Exchange Act Release No. 19135 (October 14, 1982).

When the Commission amended the Rule in 1983 to require a minimum investment and a minimum holding period, the Commission explicitly acknowledged the potential for abuse in the shareholder proposal process:

> A majority of the commentators specifically addressing this issue supported the concept of a minimum investment and/or holding period as a condition to eligibility under Rule 14a-8. Many of these commentators expressed the view that abuse of a security holder proposal rule could be curtailed by requiring shareholders who put the company and other shareholders to the expense of including a proposal in a proxy statement to have some measured stake or investment in the corporation. The Commission believes that there is merit to those views and is adopting the eligibility requirement as proposed. Exchange Act Release No. 20091 (August 16, 1983).

The type of abuse that the Commission sought to deter undermines the shareholder proposal process. Among the other policy reasons cited by the Commission for adopting the one proposal rule was recognition that the Rule 14a-8 process imposes costs on companies and thus on all of their shareholders. The Commission stated, "The Commission believes that this change is one way to reduce issuer costs and to improve the readability of proxy statements without substantially limiting the ability of proponents to bring important issues to the shareholder body at large." Exchange Act Release No. 20091 (August 16, 1983). As well, we believe that Mr. Chevedden's actions place demands on the Commission's limited resources, diverting those scarce resources from other matters and from more efficiently administering the shareholder proposal process.[2]

---

[2] The demands on companies' and the Commission's resources are aggravated by the manner in which Mr. Chevedden operates. For example, he has rarely agreed to withdraw a proposal

[Footnote continued on next page]

The potential for abuse that the Commission was concerned about, as reflected in the Commission releases quoted above, has in fact been realized by Mr. Chevedden's pattern over many years of submitting one or more shareholder proposals to the Company, ostensibly as the representative for the Nominal Proponents or, at times, in the names of other Company shareholders. However, as discussed below, Mr. Chevedden is the architect and author of the Proposals and has no "stake or investment" in the Company. Moreover, the facts and circumstances here indicate that he, and not the Nominal Proponents, is the Proponent of the Proposals.

*B. Legal Standards for Concluding that the Nominal Proponents Are the Proponent's Alter Egos*

The Staff has interpreted Rule 14a-8(c) (and its predecessor) to permit exclusion of multiple proposals when the facts and circumstances show that nominal proponents "are acting on behalf of, under the control of, or as the alter ego of" the proponent. *BankAmerica Corp.* (avail. Feb. 8, 1996); *see also Weyerhaeuser Co.* (avail. Dec. 20, 1995); *First Union Real Estate (Winthrop)* (avail. Dec. 20, 1995); *Stone & Webster Inc.* (avail. Mar. 3, 1995); *Banc One Corp.* (avail. Feb. 2, 1993). Moreover, the Staff (echoing the Commission's statement) has on several occasions noted, "the one proposal limitation applies in those instances where a person (or entity) attempts to avoid the one proposal limitation through maneuvers, such as having persons they control submit a proposal." *See American Power Conversion Corp.* (avail. Mar. 27, 1996); *Consolidated Freightways, Inc. (Recon.)* (avail. Feb. 23, 1994). In *First Union Real Estate (Winthrop)*, the Staff concurred with the exclusion of three proposals, stating that "the nominal proponents are acting on behalf of, under the control of, or alter ego of a collective group headed by [a representative of the group]."

The Staff's application of the "nominal proponent" and "alter ego" standards are consistent with the standard under the law of California (where the Company is incorporated), where courts have applied the alter ego theory to pierce the corporate veil, even in the absence of fraud, where an entity can be found to be an individual's alter ego when there is "such unity of interest and ownership that the separate personalities of the [entity] and the individual no longer exist" and "if the acts are treated as those of the [entity] alone, an inequitable result will follow." *Mesler v. Bragg Management Co.*, 702 P.2d 601, 606 (Cal. 1985) (internal citations omitted).

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[Footnote continued from previous page]
even when a company has demonstrated that a substantially identical, earlier received proposal will be included in the company's proxy statement or that the company has already implemented the proposal, thus requiring the company to submit a no-action letter in order to exclude the proposal. Research in no-action letter precedent reveals dozens of times in recent years when companies have obtained the Staff's concurrence that a proposal had been substantially implemented and yet that Mr. Chevedden had refused to withdraw the proposal.

The Staff's application of the "control" standard also is well founded in principles of agency. As set forth in the Restatement of Agency:

> The relation of agency is created as the result of conduct by two parties manifesting that one of them is willing for the other to act for him subject to his control, and that the other consents so to act. The principal must in some manner indicate that the agent is to act for him, and the agent must act or agree to act on the principal's behalf and subject to his control. Agency is a legal concept which depends upon the existence of required factual elements: the manifestation by the principal that the agent shall act for him, the agent's acceptance of the undertaking and the understanding of the parties that the principal is to be in control of the undertaking. Restatement (Second) of Agency § 1 (1958).

The standards cited above demonstrate that the Staff has concurred that the "alter ego" and "control" standards are satisfied where the facts and circumstances indicate that a single proponent is effectively the driving force behind the relevant shareholder proposals or that the proponents are a group headed by Mr. Chevedden. As discussed below, the Nominal Proponents have granted to Mr. Chevedden complete control over the shareholder proposal process, and the Nominal Proponents' conduct indicates that they act as his agents by agreeing to let their shares serve as the basis for him to submit the Proposals. Likewise, Mr. Chevedden so dominates all aspects of the Nominal Proponents' submission of the Proposals that they are his alter egos.

### C. *Staff Precedent Supports that the Nominal Proponents Are the Proponent's Alter Egos*

There are a variety of facts and circumstances under which the alter ego and control standards have been applied in order to give effect to the one proposal and share ownership requirements of Rule 14a-8. The Staff in numerous instances has concurred that the one proposal limitation under Rule 14a-8(c) applies when multiple proposals were submitted under the name of nominal proponents serving as the alter egos or under the control of a single proponent and the actual proponent explicitly conceded that it controlled the nominal proponents' proposals.[3] The Staff also repeatedly has permitted the exclusion of shareholder proposals in cases where a shareholder who is unfamiliar with Rule 14a-8's one proposal limit has submitted multiple proposals and, upon being informed of the one proposal rule, has had

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[3] *See Banc One Corp.* (avail. Feb. 2, 1993) (concurring with the omission of proposals submitted by a proponent and two nominal proponents where the proponent stated in a letter to the company that he had recruited and "arranged for other qualified shareholders to serve as proponents of three shareholder proposals which we intend to lay before the 1993 Annual Meeting."); *Occidental Petroleum* (avail. Mar. 22, 1983) (permitting exclusion under the predecessor to Rule 14a-8(c) where the proponent admitted to the company's counsel that he had written all of the proposals and solicited nominal proponents).

family members, friends or other associates submit the same or similar proposals.[4] In addition, as detailed below, there are many precedent demonstrating that a company may use circumstantial evidence to satisfy its burden of demonstrating that nominal proponents are the alter ego of a single proponent. For example:

- In *TPI Enterprises, Inc.* (avail. July 15, 1987) the Staff concurred with the exclusion of multiple shareholder proposals under the predecessor to Rule 14a-8(c) where: (1) a law firm delivered all of the proposals on the same day; (2) the individual coordinating the proposals communicated directly with the company regarding the proposals; (3) the content of the documents accompanying the proposals were identical, including the same typographical error in two proposals; (4) the subject matter of the proposals were similar to subjects at issue in a lawsuit previously brought by the coordinating shareholder; and (5) the coordinating shareholder and the nominal proponents were linked through business and family relationships.

- In *Peregrine Pharmaceuticals Inc.* (avail. July 28, 2006), the Staff concurred that the company could exclude two proposals received from a father and son, where the father served as custodian of the son's shares and the multiple proposals were all dated the same, e-mailed on the same date, contained identical addresses, were formatted the same, and were accompanied by identical transmittal letters.

- In *Albertson's* (avail. Mar. 11, 1994), the Staff concurred with the exclusion under the predecessor to Rule 14a-8(c) of two of three shareholder proposals submitted by three individuals associated with the Albertson's Shareholder's Committee ("ASC"). All three proponents had previously represented themselves to Albertson's as ASC co-chairs and were active in a labor union representing Albertson's employees. The labor union had publicly declared its intention to use the shareholder proposal process as a pressure point in labor negotiations. Moreover, the three proposals included identical cover letters and two contained similar supporting statements. The Staff concurred with the exclusion of the two proposals in which the proponents identified

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[4] *See, e.g., General Electric Co.* (avail. Jan. 10, 2008) (concurring with the omission of two proposals initially submitted by one proponent and, following notice of the one proposal rule, resubmitted by the proponent's two daughters, where (on behalf of the two shareowners) the initial proponent handled all of the correspondence with the Company and the Staff regarding the proposals and the initial and resubmitted proposals and supporting statements were identical in substance and format); *Staten Island Bancorp, Inc.* (avail. Feb. 27, 2002) (concurring in the exclusion under Rule 14a-8(c) of five shareowner proposals, all of which were initially submitted by one proponent, and when notified of the one proposal rule, the proponent, a daughter, close friends and neighbors resubmitted similar and in some cases identical proposals).

themselves as affiliated with ASC; the third proposal contained no such reference and was not excludable.

- In *BankAmerica* (avail. Feb. 8, 1996), the Staff concurred with exclusion of multiple proposals under the predecessor to Rule 14a-8(c) after finding that the individuals who submitted the shareholder proposals were acting on behalf of, under the control of, or as the alter egos of Aviad Visoly. Specifically, Mr. Visoly was the president of a corporation that submitted one proposal and the custodian of shares held by another. Moreover, a group of which Mr. Visoly was president endorsed the proposals, the proposals were formatted in a similar manner, and the proponents acted together in connection with a proposal submitted the prior year.

- In *Occidental Petroleum* (avail. Mar. 22, 1983), the Staff concurred with exclusion under the predecessor to Rule 14a-8(c) of six proposals that had been presented at the prior year's annual meeting where, following the annual meeting, the proponent admitted to the Company's assistant general counsel that he had written all of the proposals and solicited nominal proponents.

- In *First Union Real Estate (Winthrop)* (avail. Dec. 20, 1995), the Staff concurred with the exclusion under the predecessor to Rule 14a-8(c) of three proposals submitted by one individual on behalf of a group of trusts where the trustee, after being informed of the one proposal rule, resubmitted the proposals, allocating one to each trust, but the trustee signed each cover letter submitting the proposals in his capacity as fiduciary. The Staff concurred that under the facts, "the nominal proponents are acting on behalf of, under the control of, or alter ego of a collective group headed by [a representative of the group]."

### *D. The Facts and Circumstances Indicate that Mr. Chevedden, Not the Nominal Proponents, Is the Proponent of the Proposals*

The facts and circumstances surrounding the Proposals, the Nominal Proponents and Mr. Chevedden demonstrate that Mr. Chevedden employs the same tactics to attempt to evade Rule 14a-8's requirements that have been present in the precedent where multiple proposals have been excluded under Rule 14a-8(c). In fact, Mr. Chevedden does not attempt to hide the fact that he is submitting multiple proposals and controlling all aspects of those submissions. He has purported to submit proposals on behalf of the Nominal Proponents, but all aspects of his handling of the proposals demonstrate that he is controlling the Nominal Proponents' proposals and that they have ceded control of the process to him. These facts indicate that Mr. Chevedden so dominates and controls the process that it is clear the Nominal Proponents serve as his alter egos. For example:

- Some of the strongest indications of Mr. Chevedden's status as the Proponent arise from his role in the submission of the Proposals. Both of the Proposals were in fact "submitted" by Mr. Chevedden: the Say on Pay Proposal and the North Dakota Reincorporation Proposal were faxed from the same telephone number, which corresponds to Mr. Chevedden's contact number provided in the text of each cover letter. The Company's proxy statement states that shareholder proposals are to be sent to the Corporate Secretary of the Company, and neither Nominal Proponent has communicated with the Secretary at all with regard to the Proposals, other than through the initial cover letters submitted by Mr. Chevedden.[5]

- Significantly, each of the cover letters, which are dated months before Mr. Chevedden submitted the Proposals to the Company, is generic and refers only to "this Rule 14a-8 proposal." *See* Exhibit A. Thus, there is no evidence that the Nominal Proponents are even aware of the subject matter of the Proposals that Mr. Chevedden has submitted under their names.

- But for the dates and the Nominal Proponents' names and addresses, each of the cover letters signed by the Nominal Proponents is identical. *See* Exhibit A. Each of the cover letters to the Company states, "This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company," but, as noted above, does not identify the subject matter of the proposal. Each letter also states, "This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting." Those cover letters add, "[p]lease direct all future communications to John Chevedden," and they provide Mr. Chevedden's phone number and e-mail address. Clearly, these letters themselves demonstrate that Mr. Chevedden is exercising complete control over the Proposals.

- The Proposals abound with other similarities: each bears the same proposal number followed by the proposal ("3 – [Title of Proposal]") and each is in the same format (centered and bolded); each contains a section entitled "Statement of [Nominal Proponent's Name]," also in the same format (centered and bolded); and significantly, each Proposal includes the same "Notes" section, which furnishes instructions for publication of the proposal, quotes Staff Legal Bulletin No. 14B, and cites the Sun Microsystems, Inc., no-action letter dated July 21, 2005. *See* Exhibit A.

- Following his submission of the Proposals, Mr. Chevedden has handled all aspects of navigating the Proposals through the shareholder proposal process. Each of the cover letters indicated that Mr. Chevedden controls all aspects of the process, expressly

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[5] This process contrasts with and is clearly distinguishable from the more typical situation (frequently seen with labor unions and religious organizations that are shareholders) where a proponent directly submits a proposal to the company on its own letterhead and arranges for providing proof of ownership, but appoints another person to act on its behalf in coordinating any discussions with respect to the subject matter of the proposal.

appointing Mr. Chevedden as the Nominal Proponent's "designee to act on my behalf regarding this Rule 14a-8 proposal . . . before, during and after the forthcoming shareholder meeting" and directing that "all future correspondence" be directed to Mr. Chevedden. Further demonstrating his control over the process, Mr. Chevedden has handled all aspects of responding to correspondence from the Company regarding the Proposals. *See* Exhibit B.

The foregoing facts are similar to many of the facts that existed in the precedent cited above. As with *TPI Enterprises*, the same person has delivered all of the Proposals to the Company, and that individual has been the only person to communicate directly with the Company regarding the Proposals, the content of the documents accompanying the Proposals are identical, and (as discussed below) the subject matters of the Proposals are similar to subjects that the Proponent is advocating at other companies through the same and other nominal proponents. As with the *Peregrine Pharmaceuticals* precedent and the *General Electric* precedent (cited in note 4 above), Mr. Chevedden is handling all correspondence and all work in connection with submitting the Proposals. In short, the facts here demonstrate that the nominal proponents serve only as a basis for asserting ownership of the Company's stock, and in fact that they are alter egos for Mr. Chevedden.

Given that Mr. Chevedden is familiar enough with Rule 14a-8 not initially to submit multiple proposals under his own name, it is not surprising that the facts here vary to some degree with the precedent cited above. However, many of the facts that are present here go beyond those cited in existing precedent to more clearly demonstrate the extent to which Mr. Chevedden controls the Proposals and thus demonstrates that he is the true proponent of the Proposals. For example, as with the case in the *Occidental Petroleum* letter cited above, a published report indicates that the Proponent drafts the Proposals he submits on behalf of nominal proponents.[6] In addition:

- Mr. Chevedden, not the Nominal Proponents, traditionally handles all of the correspondence with the Staff regarding proposals submitted by Nominal Proponents to the Company. Between 2004 and 2008, Mr. Chevedden coordinated the submission of at least ten stockholder proposals to the Company. He typically studiously phrases his correspondence in the passive voice, so that he does not have to speak on behalf of the Nominal Proponents, and in fact in defending the proposals and responding to no-action letters, he frequently does not copy the Nominal

[6] Phyllis Plitch, *GE Trying To Nix Holder Proposal To Split Chmn, CEO Jobs,* DOW JONES NEWS SERVICE, January 13, 2003. ("...[the nominal proponent's] ally John Chevedden – who drafted the proposal – sent the SEC a point-by-point rebuttal, calling GE's actions to 'suppress' the proposal 'aggressive and contrived.'").

Proponents on the correspondence,[7] further demonstrating that he is acting as the principal in pursuing these proposals.

- Mr. Chevedden, not the Nominal Proponents, presents his proposals at the Company's annual meetings. Craig D. Rose, *Sempra reformers get their point across,* SAN DIEGO UNION TRIBUNE, May 5, 2004, at C1 ("The measures were presented by John Chevedden, a long-time corporate governance activist from Redondo Beach.") (*emphasis added*).

- Additionally, identical or substantially similar versions of the Proposals have been or are being submitted to other companies by other nominal proponents, in each case with Mr. Chevedden being the common denominator among the proposals:

    - The Company received the Say on Pay Proposal from Mr. Chevedden for its 2008 annual meeting and again this year. Notably, during the 2007 and 2008 proxy seasons, at least 25 other Say on Pay Proposals that were identical or substantially similar in language and format to the Say on Pay Proposals which were submitted to other companies either by Mr. Chevedden in his own name or in the name of an individual who named Mr. Chevedden as proxy.

    - The Company received the North Dakota Reincorporation Proposal this year for the first time. A recent report by RiskMetrics Group states, "activist John Chevedden and other shareholders have filed 12 proposals that urge companies to reincorporate in North Dakota." In fact, our counsel has determined that John Chevedden is the shareholder who submitted the North Dakota Reincorporation Proposal at only one of the twelve companies named in this article. For each of the eleven other proposals, a nominal proponent named Mr. Chevedden as its agent with respect to the North Dakota Reincorporation Proposal.[8]

- Mr. Chevedden commonly takes credit for proposals submitted by his nominal proponents. For example, in the Icahn Report, Carl Icahn reports, "Long-time shareholder activist John Chevedden, for instance, said he has filed relocation

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[7] See, for example, *Sempra Energy (Rossi)* (avail. Jan. 27, 2006).

[8] Likewise, earlier this year, RiskMetrics Group reported that Mr. Chevedden would submit to Pfizer Inc. a proposal requesting an independent board chair, whereas our counsel has been informed by Pfizer that the proposal actually was submitted by a nominal proponent who named Mr. Chevedden as having authority to act on his behalf.

proposals to be included on proxy statements at 15 public companies."[9] Likewise, in early 2006, Mr. Chevedden "said he chose forest-products producer Weyerhaeuser [to receive a shareholder proposal on supermajority voting] because of its failure to act on years of majority votes to declassify its board. (emphasis supplied)."[10] According to data from RiskMetrics Group, in 2006, Weyerhaeuser did not receive a shareholder proposal from Mr. Chevedden but did receive a proposal on supermajority voting from Nick Rossi who appointed Mr. Chevedden as his proxy. Five substantially similar shareholder proposals were submitted to other companies that same year by Mr. Chevedden and numerous other individuals who typically appoint Mr. Chevedden as their proxy (Ray Chevedden, three proposals; members of the Rossi family, 14 proposals; and William Steiner, five proposals). Indeed, in one recent interview with the Wall Street Journal, Mr. Chevedden is paraphrased as stating that he targeted certain companies for shareholder proposals "because of what he considers to be their weak governance and the timing of their annual meetings." Cari Tuna, "Shareholders Ponder North Dakota Law," the Wall Street Journal (December 9, 2008).

- Mr. Chevedden is widely recognized in the press as being the principal behind the multiple proposals he submits through nominal proponents. For example, Mr. Chevedden was credited as being the proponent of two proposals submitted to Boeing in Julie Johnsson, *Discontent in air on execs' pay at Boeing,* CHICAGO TRIBUNE, May 1, 2007, at 4 ("'Obviously, we have very high CEO pay here,' said John Chevedden, a shareholder activist who introduced the two pay measures. He vowed to press the measures again next year.") (*emphasis added*); Richard Gibson, *Maytag CEO puts himself on line in proxy issues battle,* THE ASSOCIATED PRESS STATE & LOCAL WIRE, April 4, 2002, at C2 ("Last year, three measures the company opposed won approval from a majority of holders in proxy voting . . . . The dissident proposals were submitted by a shareholder identified as John Chevedden, the owner of 207 shares of Maytag.") (*emphasis added*).

While Mr. Chevedden's complete control of the process has the effect of avoiding any possibility of the Nominal Proponents expressly acknowledging that they serve as Mr. Chevedden's alter egos (as occurs in some of the precedent cited above), it more powerfully demonstrates that they have ceded absolute control over the Proposals to him. In fact, following receipt of the Proposals, the Company provided Mr. Chevedden the opportunity to refute the facts demonstrating that he is the true Proponent of the Proposals. Specifically, in the

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[9] Carl Icahn, *More Rights for Shareholders in North Dakota*, THE ICAHN REPORT, December 17, 2008, www.theicahnreport.com.

[10] Subodh Mishra, *2006 U.S. proxy season preview*, GOVERNANCE WEEKLY, February 17, 2006.

Company's December 9, 2008 deficiency notice attached as Exhibit C hereto, we provided Mr. Chevedden the opportunity to respond to questions that would allow him to refute the facts discussed above that indicate he is the actual Proponent of the Proposals. Consistent with the no-action letter precedent cited above, these questions address issues such as who suggested the topic of and drafted the Proposals, and otherwise provided Mr. Chevedden the opportunity to demonstrate any involvement of the Nominal Proponents with the Proposals. Neither Mr. Chevedden nor the Nominal Proponents responded to any of our inquiries. We believe that Mr. Chevedden's failure to refute the facts and circumstances demonstrating his control over the process and role as the actual Proponent of the Proposals clearly indicate that the Nominal Proponents are alter egos for Mr. Chevedden and that he is the controlling force behind the Proposals.

*E. The Company Properly Notified the Proponent of the One Proposal Limit in Rule 14-8(c), but the Proponent Failed to Correct this Deficiency*

The Proponent submitted both Proposals to the Company by facsimile after the close of business on November 26, 2008. Because the Company received multiple proposals from the Proponent, the Company timely sent the Proponent a deficiency notice by e-mail and Federal Express, which was received on December 9, 2008 and December 10, 2008, respectively, and which was within 14 days of receiving the Proposals (the "Deficiency Notice"). *See* Exhibit C. Federal Express records confirm delivery of the Deficiency Notice at 7:14 a.m. on December 10, 2008. *See* Exhibit D. The Deficiency Notice notified the Proponent of the requirements of Rule 14a-8 and how the Proponent could cure the deficiency, specifically that a shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

On December 12, 2008, the Proponent sent an e-mail to the Company responding to the Deficiency Notice. The e-mail stated that "[e]ach Sempra Energy shareholder who signed a Rule 14a-8 submittal letter submitted one proposal each." *See* Exhibit E for this and subsequent e-mail correspondence with the Proponent. The Proponent did not provide any indication that he intended to withdraw any of the Proposals, and as of the date of this letter, the Proponent has not notified the Company as to which of the Proposals he wishes to appear in the 2009 Proxy Materials. Thus, the Proponent has failed to cure the deficiency, and both of the Proposals may be excluded.

*F. The Staff also Has Concurred that the Alter Ego and Control Standards Apply under Rule 14a-8(b)*

The Staff previously has concurred that the alter ego analysis discussed above applied to Mr. Chevedden's attempts to use a nominal proponent to satisfy the ownership requirements in Rule 14a-8(b). For example, in *TRW Inc.* (avail. Jan. 24, 2001), the Staff concurred in the exclusion of a shareholder proposal submitted by a nominal proponent on behalf of Mr. Chevedden, where Mr. Chevedden did not personally own any of the company's stock. There, according to the Staff, the facts demonstrated that (1) the nominal proponent "became acquainted with Mr. Chevedden, and subsequently sponsored the proposal, after responding to Mr. Chevedden's inquiry on the internet for TRW shareholders willing to sponsor a shareholder resolution," (2) the nominal proponent "indicated that Mr. Chevedden drafted the proposal," and (3) the nominal proponent "indicated that he is acting to support Mr. Chevedden and the efforts of Mr. Chevedden." Similarly, in *PG&E Corp.* (avail. Mar. 1, 2002), the Staff concurred with the exclusion of a shareholder proposal submitted by Mr. Chevedden and co-sponsored by several nominal proponents, where Mr. Chevedden did not personally satisfy the stock ownership requirements. In that case, the nominal proponents stated that they did not know each other, one proponent indicated that Mr. Chevedden submitted the proposal without contacting him and the other said that Mr. Chevedden was "handling the matter." The Staff concurred with exclusion under Rule 14a-8(b), stating that Mr. Chevedden was "not eligible to submit a proposal" to the company.

As noted above, the Company timely sent the Deficiency Notice to the Proponent by e-mail and Federal Express on December 9, 2008, which was within 14 days of receiving the Proposals. *See* Exhibit C. The Deficiency Notice provided notice to the Proponent of his failure to meet the ownership requirements of Rule 14a-8(b). In addition, the Company enclosed with the Deficiency Notice a copy of Rule 14a-8. The Deficiency Notice stated, "[i]t appears as though you (rather than the named proponents) are the actual proponent of each of these proposals. If this is in fact the case, your proposals do not satisfy the requirements of Rule 14a-8" and further stated:

> It is possible that you, like many shareholders, may own your own shares in "street name" through a record holder such as a broker or bank. . . . In this case, and consistent with Rule 14a-8b(2), you must prove your eligibility by submitting to us either:
>
> - A written statement from the "record" holder (usually a broker or a bank) verifying that, at the time you submitted the proposal, you continuously held the securities for at least one year; or
>
> - A copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period beings and your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement.

Despite the Ownership Deficiency Notice, the Proponent has failed to provide the Company with satisfactory evidence of the requisite ownership of Company stock as of the date the Proposal was submitted. Accordingly, we ask that the Staff concur that the Company may exclude the Proposals under Rule 14a-8(b).

G. *For these Reasons, the Staff Should Determine that Mr. Chevedden Is the Proponent of the Proposals and Concur with their Exclusion Pursuant to Rule 14a-8(c) and Rule 14a-8(b)*

The facts and circumstances surrounding the Proposals, the Nominal Proponents and Mr. Chevedden make clear that Mr. Chevedden is attempting to circumvent the one proposal limit in Rule 14a-8(c) and the ownership requirements in Rule 14a-8(b). Specifically, Mr. Chevedden's control over all aspects of the shareholder proposal process, the language and formatting similarities among the Proposals, and the fungible nature of shareholder proposals for which he is appointed proxy are compelling evidence demonstrating that the Nominal Proponents are "under the control of, or [function] as the alter ego of" Mr. Chevedden.

It is clear that under Rule 14a-8(c) and Rule 14a-8(b), it is especially important to rely on a facts and circumstances inquiry for demonstrating that the control and alter ego standards have been satisfied, as applying a narrow interpretation that effectively limits the application of the rules to only a few scenarios would provide shareholders interested in evading Rule 14a-8's limitations with a roadmap on how to do so and would not further the Commission's intent to address abusive situations.[11] Although some of the circumstances that were present in precedent cited above are not present here, the cumulative evidence of the Proponent's activities with respect to the Proposals and with respect to proposals submitted to the Company, and to many other companies in the past, present a compelling case for application of Rule 14a-8(c) and Rule 14a-8(b). Thus, based on (1) the language set forth by the Commission in Exchange Act Release No. 12999, specifically that "such tactics" and "maneuvers" could result in the granting of no-action relief concerning the omission of the proposals at issue, (2) the no-action letter precedent cited above, and (3) in order to prevent the Commission's rules from being circumvented or rendered a nullity, we believe that both of the Proposals are excludable in reliance on Rule 14a-8(c) and Rule 14a-8(b).

**CONCLUSION**

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposals from its 2009 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the

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[11] Thus, the operation of Rule 14a-8(b) and Rule 14a-8(c) does not chill the ability of shareholders generally to appoint representatives to engage in discussions with companies regarding their proposals and to co-sponsor proposals with other shareholders, as each of these situations are clearly distinguishable from the facts present here.

proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposals, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

If you have any questions, please do not hesitate to call me at (619) 696-4374 or our counsel, Ronald O. Mueller at Gibson, Dunn & Crutcher LLP at (202) 955-4374.

Sincerely,

/s/ Linda M. Cuny-Smith
Linda M. Cuny-Smith
Senior Counsel, Corporate Law

Enclosures

cc: John Chevedden (via email)
Chris Rossi (via Federal Express)
Ray T. Chevedden (via Federal Express)
Ronald O. Mueller, Gibson, Dunn & Crutcher LLP (via hand delivery)

**EXHIBIT A**

Chris Rossi

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Donald E. Felsinger
Chairman
Sempra Energy (SRE)
101 Ash Street
San Diego, CA 92101
PH: 877-736-7721
FX: 619-696-2374

Rule 14a-8 Proposal

Dear Mr. Felsinger,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden (PH: *** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***
to facilitate prompt communications and in order that it will be verifiable that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,



10/06/08

cc: Catherine C. Lee <cclee@sempra.com>
Corporate Secretary
PH: 619-696-4644
FX: 619-696-4508
FX: 619-696-9202

[SRE: Rule 14a-8 Proposal, November 26, 2008]
**3 – Shareholder Say on Executive Pay**

RESOLVED, that shareholders request our board of directors to adopt a policy that provides shareholders the opportunity at each annual shareholder meeting to vote on an advisory resolution, proposed by management, to ratify the compensation of the named executive officers set forth in the proxy statement's Summary Compensation Table and the accompanying narrative disclosure of material factors provided to understand the Summary Compensation Table (but not the Compensation Discussion and Analysis). The proposal submitted to shareholders should make clear that the vote is non-binding and would not affect any compensation paid or awarded to any named executive officers.

**Statement of Chris Rossi**

Investors are increasingly concerned about mushrooming executive pay especially when it is insufficiently linked to performance. Shareholders filed close to 100 "Say on Pay" resolutions in 2008. Votes averaged 43% in favor, with ten votes over 50%, demonstrating strong shareholder support.

To date eight companies agreed to an Advisory Vote, including Verizon, MBIA, H&R Block, Blockbuster, and Tech Data. TIAA-CREF, the country's largest pension fund, has successfully utilized the Advisory Vote twice.

This proposal is particularly relevant to Sempra because Donald Felsinger, our CEO participated in three pension plans that totaled $16 million. Additionally Mr. Felsinger's severance provisions provided for $47 million in the event of a change in control regardless of whether he keeps his job or not. Source: The Corporate Library www.thecorporatelibrary.com, an independent research firm.

A *Los Angeles Times* article was titled, "Sempra CEO's pay in fine print: The firm's disclosures on compensation lack clarity despite new rules to boost transparency," March 16, 2007.

The Council of Institutional Investors endorsed Advisory Votes and a bill to allow annual Advisory Votes passed the House of Representatives by a 2-to-1 margin. As presidential candidates, Senators Obama and McCain supported the Advisory Vote.

The merits of this Shareholder Say on Executive Pay proposal should also be considered in the context of the need for improvements in our company's corporate governance and in individual director performance. In 2008 the following governance and performance issues were identified:

- Our directors had 13 seats on boards rated "D" by The Corporate Library:

| | |
|---|---|
| William Ouchi | AECOM Technology (ACM) |
| William Rutledge | AECOM Technology (ACM) |
| Richard Newman | AECOM Technology (ACM) |
| William Ouchi | FirstFed Financial (FED) |
| William Rutledge | FirstFed Financial (FED) |
| William Jones | Southwest Water (SWWC) |
| Richard Newman | Southwest Water (SWWC) |
| James Brocksmith | AAR (AIR) |
| Carlos Sacristan | Southern Copper (PCU) |
| William Rutledge | CPI International (CPII) |
| William Rusnack | Flowserve (FLS) |
| William Rusnack | Peabody Energy (BTU) |
| Donald Felsinger | Northrop Grumman (NOC) |

- Our company is probably in the worst 10% of Fortune 500 companies for having the highest number of directors on D-rated boards.
- We had no shareholder right to:
  An independent Board Chairman.
  An independent Lead Director.
  Cumulative voting.
  To act by written consent.

The above concerns shows there is need for improvement. I urge our board to respond positively to this proposal:

**Shareholder Say on Executive Pay –**
**Yes on 3**

---

Notes:
Chris Rossi, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

Ray T. Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Donald E. Felsinger
Chairman
Sempra Energy (SRE)
101 Ash Street
San Diego, CA 92101
PH: 877-736-7721
FX: 619-696-2374

Rule 14a-8 Proposal

Dear Mr. Felsinger,

This Rule 14a-8 proposal is respectfully submitted in support of the long term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden (PH: *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 *** to facilitate prompt and verifiable communications.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Ray T. Chevedden 10-19-08
Ray T. Chevedden Date
Ray T. Chevedden and Veronica G. Chevedden Residual Trust 051401
Shareholder

cc: Catherine C. Lee <cclee@sempra.com>
Corporate Secretary
PH: 619-696-4644
FX: 619-696-4508
FX: 619-696-9202

[SRE: Rule 14a-8 Proposal, November 26, 2008]

**3 – Reincorporate in a Shareowner-Friendly State**

Resolved: That shareowners hereby request that our board of directors initiate the appropriate process to change the Company's jurisdiction of incorporation to North Dakota and to elect that the Company be subject to the North Dakota Publicly Traded Corporations Act.

**Statement of Ray T. Chevedden**

This proposal requests that the board initiate the process to reincorporate the Company in North Dakota under the new North Dakota Publicly Traded Corporations Act. If Sempra were subject to the North Dakota act there would be additional benefits:

- There would be a right of proxy access for shareowners who owned 5% of our Company's shares for at least two years.
- Shareowners would be reimbursed for their expenses in proxy contests to the extent they are successful.
- The board of directors could not be classified.
- The ability of the board to adopt a poison pill would be limited.
- Shareowners would vote each year on executive pay practices.

These provisions, together with others in the North Dakota act, would give us as shareowners more rights than are available under any other state corporation law. By reincorporating in North Dakota, our company would instantly have the best governance system available.

The SEC recently refused to change its rules to give shareowners a right of access to management's proxy statement. And the Delaware courts recently invalidated a bylaw requiring reimbursement of proxy expenses. Each of those rights is part of the North Dakota act. As a result, reincorporation in North Dakota is now the best alternative for achieving the rights of proxy access and reimbursement of proxy expenses. And at the same time those rights would become available to us as shareowners in a North Dakota corporation, our Company would also shift to cumulative voting, "say on pay," and other best practices in governance.

This proposal is consistent with the 2008 Sempra shareholder vote of 80% to eliminate all super-majority voting requirements in our charter and bylaws which was subsequently adopted.

Our Company needs to further improve its governance.

- Our directors had 13 seats on boards rated "D" by The Corporate Library:
- Our company is probably in the worst 10% of Fortune 500 companies for having the highest number of directors on D-rated boards.
- Our directors still had a retirement plan – Independence concern.
- Audit committee members Wilford Godbold, James Brocksmith and Lynn Schenk were designated "Accelerated Vesting" directors by The Corporate Library due to accelerating stock option vesting to avoid recognizing the related cost.
- We had no shareholder right to an independent Board Chairman, an independent Lead Director, Cumulative Voting or to Act by Written Consent.

Reincorporation in North Dakota provides a way to switch to a vastly improved system of governance in a single step. And reincorporation in North Dakota does not require a vast infusion of capital or layoffs to improve financial performance.

I urge your support for Reincorporating in a Shareowner-Friendly State.

---

Notes:
Ray T. Chevedden, *** FISMA & OMB Memorandum M-07-16 *** submitted this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

SRE

Ray T. Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Donald E. Felsinger
Chairman
Sempra Energy (SRE)
101 Ash Street
San Diego, CA 92101
PH: 877-736-7721
FX: 619-696-2374

MODIFIED DEC. 16, 2008

Rule 14a-8 Proposal

Dear Mr. Felsinger,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden (PH: *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 *** to facilitate prompt and verifiable communications.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Ray T. Chevedden 10-19-08
Ray T. Chevedden Date
Ray T. Chevedden and Veronica G. Chevedden Residual Trust 051401
Shareholder

cc: Catherine C. Lee <cclee@sempra.com>
Corporate Secretary
PH: 619-696-4644
FX: 619-696-4508
FX: 619-696-9202

[SRE: Rule 14a-8 Proposal, November 26, 2008, Modified December 16, 2008]

**3 – Reincorporate in a Shareowner-Friendly State**

Resolved: That shareowners hereby request that our board of directors take the necessary steps to reincorporate the Company in North Dakota with articles of incorporation that provide that the Company is subject to the North Dakota Publicly Traded Corporations Act.

**Statement of Ray T. Chevedden**

This proposal requests that the board initiate the process to reincorporate the Company in North Dakota under the new North Dakota Publicly Traded Corporations Act. If Sempra were subject to the North Dakota act there would be additional benefits:

- There would be a right of proxy access for shareowners who owned 5% of our Company's shares for at least two years.
- Shareowners would be reimbursed for their expenses in proxy contests to the extent they are successful.
- The board of directors could not be classified.
- The ability of the board to adopt a poison pill would be limited.
- Shareowners would vote each year on executive pay practices.

These provisions, together with others in the North Dakota act, would give us as shareowners more rights than are available under any other state corporation law. By reincorporating in North Dakota, our company would instantly have the best governance system available.

The SEC recently refused to change its rules to give shareowners a right of access to management's proxy statement. And the Delaware courts recently invalidated a bylaw requiring reimbursement of proxy expenses. Each of those rights is part of the North Dakota act. As a result, reincorporation in North Dakota is now the best alternative for achieving the rights of proxy access and reimbursement of proxy expenses. And at the same time those rights would become available to us as shareowners in a North Dakota corporation, our Company would also shift to cumulative voting, "say on pay," and other best practices in governance.

This proposal is consistent with the 2008 Sempra shareholder vote of 80% to eliminate all super-majority voting requirements in our charter and bylaws which was subsequently adopted.

Our Company needs to further improve its governance:

- Our directors had 13 seats on boards rated "D" by The Corporate Library:
- Our company is probably in the worst 10% of Fortune 500 companies for having the highest number of directors on D-rated boards.
- Our directors still had a retirement plan – Independence concern.
- Audit committee members Wilford Godbold, James Brocksmith and Lynn Schenk were designated "Accelerated Vesting" directors by The Corporate Library due to accelerating stock option vesting to avoid recognizing the related cost.
- We had no shareholder right to an independent Board Chairman, an independent Lead Director, Cumulative Voting or to Act by Written Consent.

Reincorporation in North Dakota provides a way to switch to a vastly improved system of governance in a single step. And reincorporation in North Dakota does not require a vast infusion of capital or layoffs to improve financial performance.

I urge your support for Reincorporating in a Shareowner-Friendly State.

---

Notes:
Ray T. Chevedden, *** FISMA & OMB Memorandum M-07-16 *** submitted this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

**EXHIBIT B**



**Linda M. Cuny-Smith**
Senior Counsel

101 Ash Street, HQ13D
San Diego, CA 92101-3017

Tel 619.696.4374
Fax 619.696.4488
lcunysmith@sempra.com

December 2, 2008

VIA FEDERAL EXPRESS

Mr. Ray T. Chevedden
Ray T. Chevedden and Veronica G. Chevedden Residual Trust 0501401

*** FISMA & OMB Memorandum M-07-16 ***

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

*Re: Shareholder Proposal*

Dear Messrs. Ray and John Chevedden:

We acknowledge receipt of your letter submitting shareholder proposals that, we assume, you intend to be included in the proxy materials for our 2009 Annual Meeting of Shareholders pursuant to the Securities and Exchange Commission's Shareholder Proposal Rule.

The purpose of this letter is to call your attention to an eligibility and/or procedural defect concerning your proposals that, if not properly and timely corrected, would permit us to exclude them from our proxy materials.

The Shareholder Proposal Rule limits the number of proposals that you may submit for any particular meeting of shareholders to one (1) proposal rather than the multiple proposals set forth in your letter. *Consequently, if you do not reduce the number of your proposals to one (1) proposal in a written response to this letter that is postmarked, or transmitted electronically, no later than fourteen (14) calendar days from the date you receive this letter, we will be permitted to exclude your proposals from our proxy materials.*

To assist you in complying with these requirements, we are enclosing a copy of the Shareholder Proposal Rule. We have highlighted Question 3 setting forth the one shareholder proposal limitation and Question 6 setting froth the procedures you must follow in response to this letter.

Mr. Ray T. Chevedden
Mr. John Chevedden
December 2, 2008
Page 2

Also, we want to call your attention to Question 9 of the Shareholder Proposal Rule, which we have also highlighted, that sets forth a list of bases (in addition to failure to comply with the eligibility and procedural requirements and the one proposal limitation of the rule) upon which a company may exclude a shareholder proposal from its proxy statement. We believe that one or more of these exclusions may be applicable to each of your proposals.

Lastly, we note that your letter was addressed to Mr. Donald E. Flelsinger, Chairman, rather than, as directed in our proxy statement, to our Corporate Secretary. To avoid undue delays in receiving your response to this letter and other communications regarding your proposals, please address all such communications to the attention of Mr. Randall Clark, our Corporate Secretary.

Very truly yours,



Linda M. Cuny-Smith

Enclosures
cc: Randall Clark, Corporate Secretary

**EXHIBIT C**



**Linda M. Cuny-Smith**
Senior Counsel

101 Ash Street, HQ13D
San Diego, CA 92101-3017

Tel 619.696.4374
Fax 619.696.4488
lcunysmith@sempra.com

December 9, 2008

VIA FEDERAL EXPRESS

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

*Re: Shareholder Proposals*

Dear Mr. Chevedden:

We have received your shareholder proposals (ostensibly on behalf of named proponents Chris Rossi and the Ray T. Chevedden and Veronica G. Chevedden Residual Trust 051401) for inclusion in the proxy materials for our Annual Meeting of Shareholders pursuant to the Securities and Exchange Commission's Shareholder Proposal Rule. This letter is to call to your attention procedural and/or eligibility defects in your proposals that, if not appropriately and promptly corrected, would permit us to exclude them from our proxy materials.

As a preliminary matter, we refer you to our letter to you and Mr. Ray Chevedden dated December 2, 2008, in which we notified you of a procedural and/or eligibility defect in submission of multiple proposals contained in the proposal transmitted ostensibly on behalf of named proponent Ray T. Chevedden and Veronica G. Chevedden Residual Trust 051401. *This letter sets forth additional defects and is in supplement to the defect identified in our earlier letter, and accordingly, you are required to respond appropriately to both the defect identified in our earlier letter as well as those identified in this letter.*

It appears that you (rather than the named proponents) are the actual proponent of each of these proposals. If that is in fact the case, then your proposals do not satisfy the requirements of Rule 14a-8 promulgated by the Securities and Exchange Commission, a copy of which rule is enclosed with this letter, on several grounds, as described below.

First, based on our records of our transfer agent, American Stock Transfer & Trust Company, you are not a record holder of shares of Sempra Energy stock. It is possible that you, like many shareholders, may own your shares in "street name" through a record holder such as a broker or bank. In that case, Rule 14a-8b(1) states that, in part, *"[i]n order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal."* In this case, and consistent with Rule 14a-8b(2), you must prove your eligibility by submitting to us either:

- A written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time you submitted the proposal, you continuously held the securities for at least one year; or

- A copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins and your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement.

Second, Rule 14a-8b(1) states that *"[i]n order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold* those *securities through the date of the meeting."* Accordingly, you must also transmit to us your own written statement that you intend to continue to hold the shares through the date of our next Annual Meeting of Shareholders.

Third, Rule 14a-8c states that *"[e]ach shareholder may submit no more than one proposal to a company for a particular shareholders' meeting."* Accordingly, you must select which of the proposals (that is, either the one sent ostensibly on behalf of named proponents Chris Rossi or the Ray T. Chevedden and Veronica G. Chevedden Residual Trust 051401), and notify us of your selection in writing. In addition, if you elect to select the proposals sent ostensibly on behalf of named proponent the Ray T. Chevedden and Veronica G. Chevedden Residual Trust 051401, then, as we notified you in our earlier letter dated December 2, 2008, you must further select which one of the multiple proposals you have put forward.

*If you do not appropriately correct each of the three (3) procedural and/or eligibility defects described above in a written response to this letter that is postmarked, or transmitted electronically, no later than fourteen (14)* calendar *days from the date you receive this letter, we will be permitted to exclude your proposals from our proxy materials.*

To assist you in complying with these requirements, we are enclosing a copy of the Shareholder Proposal Rule. We have highlighted Question 2 setting forth the shareholding requirements, Question 3 setting forth the one shareholder proposal limitation and Question 6 setting forth the procedures you must follow in response to this letter.

Also, we want to call your attention to Question 9 of the Shareholder Proposal Rule, which we have also highlighted, that sets forth a list of bases (in addition to failure to comply with the eligibility and procedural requirements and the one proposal limitation of the Rule) upon which a company may exclude a shareholder proposal from its proxy statement. We believe that one or more of these exclusions may be applicable to each of your proposals.

We note that the basis for the procedural and/or eligibility defects described in this letter is our assessment that you (rather than the named proponents) are the actual proponent of each of these proposals (although even if the named proponents were the actual proponents of the proposal, we would still have the basis for exclusion as set forth in our earlier letter to you and the Ray T. Chevedden and Veronica G. Chevedden Residual Trust 051401 dated December 2, 2008). If you disagree, it would be helpful for you to provide us with additional facts or other information that would enable us and the Staff of the Securities and Exchange Commission to reach a contrary conclusion. In particular, we ask that you advise us of the following:

- Have you requested, solicited or otherwise approached or encouraged any of the named proponents to authorize you to submit these proposals as agent?
- Have you suggested the topics for these proposals to any of the named proponents?
- Are you (rather than the named proponent) the primary author of any of these proposals?
- Have you (or any other shareholder proponents for whom you have purported to act as agent) also submitted to other corporations shareholder proposals that are substantially identical to any of these proposals?
- Do you have any substantial personal, business, or other relationship with Chris Rossi other than in connection with shareholder proposals?
- What is your relationship to the Ray T. Chevedden and Veronica G. Chevedden Residual Trust 051401 and its trustees?
- Have you done or do you expect to do substantially all of the work involved in submitting and supporting any of these proposals?
- Do any of the named proponents expect to attend the Sempra Energy Annual Meeting of Shareholders (expected to be held in Southern California) at which these proposals would be considered?

Providing the foregoing information as well as any other relevant factual information would assist us and the Staff of the Securities and Exchange Commission in determining whether your proposals must be included in our proxy materials. Failure to provide this information could be viewed as appropriately supporting a conclusion that the proposals may properly be excluded.

Calling your attention and that of your named proponents to the foregoing requirements does not, of course, waive any other basis that we may have for excluding your proposals from our proxy materials including, without limitation, the matters described in our earlier letter to you and the Ray T. Chevedden and Veronica G. Chevedden Residual Trust 051401 dated December 2, 2008.

Very truly yours,



Linda M. Curry-Smith

Enc.
cc: Randall Clark, Corporate Secretary

(via Federal Express)
Chris Rossi

*** FISMA & OMB Memorandum M-07-16 ***

(via Federal Express)
Ray T. Chevedden
Ray T. Chevedden and Veronica G. Chevedden Residual Trust 051401

*** FISMA & OMB Memorandum M-07-16 ***

From: IMSS2 Notification [postmaster@semprautilities.com]
Sent: Tuesday, December 09, 2008 3:55 PM
To: Cuny-Smith, Linda
Subject: Delivery Status Notification (Relay)
Attachments: ATT120644.txt; Shareholder Proposals to Sempra Energy

This is an automatically generated Delivery Status Notification.

Your message has been successfully relayed to the following recipients, but the requested delivery status notifications may not be generated by the destination.

***FISMA & OMB Memorandum M-07-16***

**EXHIBIT D**

**EXHIBIT E**

From: olmsted *{FISMA & OMB Memorandum M-07-16}**
Sent: Friday, December 12, 2008 11:13 AM
To: Cuny-Smith, Linda
Subject: Rule 14a-8 Proposals (SRE) by the persons who signed submittal letters
n'

Dear Ms. Cuny-Smith <LCunySmith@Sempra.com>, In regard to the company December 2, 2008 letter, each company shareholder who signed a rule 14a-8 proposal submittal letter submitted one proposal each.

Please advise in one business day the no action precedent that the company is relying upon that would overturn the 2008 no action precedents on this issue which seem to be consistent with no action precedents for a number of years. In other words is there any support for the December 2, 2008 company demand. Please advise in one business day.
Sincerely,
John Chevedden

From: Cuny-Smith, Linda
Sent: Friday, December 12, 2008 5:18 PM
To: 'olmsted'
Subject: RE: Rule 14a-8 Proposals (SRE) by the persons who signed submittal letters
n'
Attachments: Letter to Chevedden 12 12 08 FINAL.pdf

Mr. Chevedden:

Attached please find correspondence in response to your email below. The originals of these are being sent to you today via overnight mail.

Please feel free to contact me should you have any difficulty opening or accessing the attached files.

Very truly yours,

Linda M. Cuny-Smith
Sempra Energy | Senior Counsel, Corporate Law
101 Ash Street, HQ13 | San Diego, CA 92101 T. 619.696.4374 | F.
619.696.4488 lcunysmith@sempra.com P Please consider the environment before printing this e-mail



-----Original Message-----
From: olmsted [mailto:***FISMA & OMB Memorandum M-07-16***]
Sent: Friday, December 12, 2008 11:13 AM
To: Cuny-Smith, Linda
Subject: Rule 14a-8 Proposals (SRE) by the persons who signed submittal letters n'

Dear Ms. Cuny-Smith <LCunySmith@Sempra.com>, In regard to the company December 2, 2008 letter, each company shareholder who signed a rule 14a-8 proposal submittal letter submitted one proposal each.

Please advise in one business day the no action precedent that the company is relying upon that would overturn the 2008 no action precedents on this issue which seem to be consistent with no action precedents for a number of years. In other words is there any support for the December 2, 2008 company demand. Please advise in one business day.
Sincerely,
John Chevedden



**Linda M. Cuny Smith**
Senior Counsel

101 Ash Street, HQ130
San Diego, CA 92101-3017

Tel: 619.696.4374
Fax: 619.696.4488
lcunysmith@sempra.com

December 12, 2008

VIA FEDERAL EXPRESS

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

*Re: Shareholder Proposals*

Dear Mr. Chevedden:

This acknowledges receipt of your email to us dated December 12, 2008, responding to our letter of December 2, 2008. With respect to your inquiry, please refer to our December 2 letter, which sets forth the requirements of Rule 14a-8 and to the copy of the rule, thereto attached.

Very truly yours,

Linda M. Cuny-Smith

cc: Randall Clark, Corporate Secretary

(via Federal Express)
Ray T. Chevedden
Ray T. Chevedden and Veronica G. Chevedden
Residual Trust 051401

*** FISMA & OMB Memorandum M-07-16 ***

From: olmsted **[FISMA & OMB Memorandum M-07-16]**
Sent: Friday, December 12, 2008 6:12 PM
To: Cuny-Smith, Linda
Subject: Rule 14a-8 Proposals (SRE) by the persons who signed submittal letters
n'

Dear Ms. Cuny-Smith,
The company December 12, 2008 and December 2, 2008 letters beg this question:

Please advise in one business day the no action precedent that the company is relying upon that would overturn the 2008 no action precedents on this issue and which seem to be consistent with no action precedents for a number of years. In other words is there any no action precedent to support the December 2, 2008 company demand. Please advise in one business day.
Sincerely,
John Chevedden

Email response from John Chevedden dtd 121908.txt

From: olmsted **[ FISMA & OMB Memorandum M-07-16 ]**
Sent: Friday, December 19, 2008 9:49 PM
To: Cuny-Smith, Linda
Subject: Rule 14a-8 Proposals (SRE) by the persons who signed submittal letters
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Dear Ms. Cuny-Smith,
In regard to the company December 9, 2008 letter, each company shareholder who signed a rule 14a-8 proposal submittal letter submitted one proposal each.

Please advise in one business day the no action precedent that the company is relying upon that would overturn the 2008 no action precedents on this issue. The 2008 no action precedents seem to be consistent with no action precedents for a number of years. In other words is there any new 2008 no action precedent support for the December 9, 2008 company demand. Or if the company bases its demand on a recent regulatory change, please provide the specifics. Please advise in one business day.
Sincerely,
John Chevedden